ERIC STIFF

E-mail: eric.stiff@bullivant.com

September 5, 2006

Via EDGAR and Federal Express

Ms. Carmen Moncada-Terry

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Piedmont Mining Company, Inc. Registration Statement on Form SB-2 Filed June 27, 2006

as Amended on August 16, 2006 and as Further Amended on August 22, 2006

File No. 333-135376

Dear Ms. Moncada-Terry:

On behalf of Piedmont Mining Company, Inc. (“Piedmont”), we are filing this pre-effective amendment no. 3 (“Amendment”) to Piedmont’s registration statement on Form SB-2 originally filed with the Commission on June 27, 2006, as amended by that certain pre-effective amendment no. 1 filed with the Commission on August 16, 2006 and as further amended by that certain pre-effective amendment no. 2 filed with the Commission on August 22, 2006 (the “Prior Amendments”). This Amendment is being filed in response to the Staff's comment letter dated August 31, 2006 and to update other information. We are including a courtesy marked copy (to the extent possible) of the Amendment indicating the changes made thereon from pre-effective amendment no. 2. Each of our responses in this letter will be provided in the order of the comments raised by the Staff's August 31, 2006 letter.

Form SB-2/A-1 filed August 22, 2006

Signatures

1.	Please provide all of the required signatures. Refer to Instructions for signatures (1) of Form SB-2.

RESPONSE:

We acknowledge the comment raised by the Staff’s August 31, 2006 letter and as part of this Amendment we have the required signatures.

Ms. Carmen Moncada-Terry

September 5, 2006

Financial Statements

Consolidated Balance Sheets, page F-3

2.

We have considered your response to prior comment number 17 where you indicate that you have applied the concepts of SFAS 19 by "expensing G&G costs but capitalizing lease payments. drilling costs, etc." Please note that we are unable to agree with your conclusions because, as stated in guidance provided on our website, exploration costs for a mining company in the exploration stage should be expensed as incurred until the determination has been made that a commercially minable deposit exists. Note that mineral rights, as defined by EITF 04-2, "as the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits," should be capitalized. Paragraph 7 of EITF 04-2 indicates that -Mineral rights include prospecting and exploration permits if they include an option for the entity to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits." As such, please revise your accounting as necessary and provide us with a detailed summary schedule of the costs you have included in the line item Exploration projects for the periods presented that will support your revisions. If you continue to disagree with our position, please contact us to further discuss your position.

RESPONSE:

In response to the Staff’s comment we have revised the financial statements and registration statement as necessary. For the periods presented in the audited financial statements as of December 31, 2005 and 2004, and the reviewed financial statements as of March 31, 2006 and June 30, 2006, exploration costs were capitalized to the extent they complied with the parameters of EITF 04-2 relating to mineral rights. Therefore, exploration projects as recorded on the consolidated balance sheet include the following:

	December 31,	December 31,	March 31,	June 30,
	2004	2005	2006	2006

Lease payments	$ -	$ 75,500	$ 100,500	$ 120,500

All other exploration costs and geological and geophysical costs were expensed as incurred.

8. Stock Based Compensation and Other Equity Transactions, page F-11

3.

We note your statement on page F-14 that you estimated the total fair market value of warrants to purchase 6,653,666 shares of common stock to be $151,043. Please reconcile this disclosure to the amount presented on your Consolidated Statements of Stockholders’ Deficit on page F-5 of $45,435.

Ms. Carmen Moncada-Terry

September 5, 2006

RESPONSE:

During the first and second quarters of 2006, Piedmont issued stock warrants both as an independent equity instruments and stock warrants sold as units consisting of shares of common stock and detachable stock warrants. Under GAAP, the proceeds from the sale of the units are to be allocated between the stock and warrants using the proportional method. See below for reconciliation.

Fair value of warrants issued as a unit with shares of common stock	$ 95,817
Fair value of warrants issued independent of other equity instruments	55,226
Fair value as stated in financial statement note No. 8	$ 151,043

Fair value of stock sold in units	$ 1,955,033
Fair value of warrants sold in units	95,817
Total fair value of units sold	$ 2,050,850

Total proceeds received for units sold	$ 1,396,500
Amount allocated to stock based on proportional method	1,331,945
Amount allocated to warrants based on proportional method	$ 64,555

Fair value of warrants issued independent of other equity instruments	$ 55,226
Amount allocated to warrants sold in units	64,555
Total value of stock warrants as stated on balance sheet	$ 119,781

Closing Comments

We hope that the foregoing addresses all of the Staff’s comments contained in its letter of August 31, 2006. Once the Staff has no further comments, Pidemont would like to be in the position to seek effectiveness on its Form SB-2/A Registration Statement. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgement to this filing as Attachment A.

Very truly yours,

/s/ Eric J. Stiff Eric J. Stiff

EJS:aeh

Enclosures

cc: Robert M. Shields, Jr., Piedmont Mining Company, Inc.

ACKNOWLEDGMENT

Piedmont Mining Company, Inc., (the “Company”), hereby acknowledges the following:

1.

Should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: August 15, 2006	Piedmont Mining Company, Inc.

/s/ Robert M. Shields, Jr.

Robert M. Shields, Jr., Chief Executive

Officer, Chief Financial Officer, President,         Director, Chairman of the Board of Directors